Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: April 5, 2007
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by (Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Press Release
Tender offer for Fastweb shares
Swisscom receives green light from Consob — Offer period to start on April 10th
On March 20th 2007, Swisscom filed the offer document related to the tender offer for Fastweb shares with Consob (the Italian authority responsible for regulating the Italian securities market) for its approval. Today, Consob approved the offer document. The offer period will begin on April 10th and will end on May 15th, 2007 (included). The offer price is equal to EUR 47 a share.
Consob gave today the green light (“nulla osta”) for the publication of the offer document concerning the voluntary public tender offer to be launched by Swisscom for 98.26% of Fastweb’s share capital. Swisscom currently owns a stake of 1.74%. There are no material changes to the terms and conditions of the offer as communicated on 12 March 2007.
Subject to the terms of the offer described in the offer document, Swisscom will pay to each shareholder tendering its Fastweb shares an amount of EUR 47 per share. Fastweb’s board of directors has ruled in favour (“espresso parere favorevole”) of the tender offer to be launched by Swisscom, after taking into account the fairness opinions provided by its financial advisors.
The maximum consideration payable is equal to EUR 3.7 billion and is being financed through loans from a consortium of leading international banks, which entered into a facility agreement to finance the offer.
The offer document will be available to the public from April 7th, 2007 on the website of Swisscom (www.swisscom.com/fastweb) and Fastweb (www.fastweb.it).
As a strategic partner with a long-term focus, Swisscom is investing in Fastweb with the clear objective of building on the company’s present competitive edge and technological dominance and of extending the company’s product range. Swisscom believes that all Swisscom and Fastweb shareholders, customers and staff will benefit from the planned acquisition.
Berne, 5 April 2007

Swisscom AG
Group Media Relations
3050 Bern

Phone	+41-31-342 91 93	www. swisscom.com
Fax	+41-31-342 07 30	media@swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: April 5, 2007	by: /s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law